VIA EDGAR

August 8, 2011

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Moody’s Corporation

Form 10-K for fiscal year ended December 31, 2011

Filed February 27, 2012

Form 10-Q for period ended March 31, 2012

Filed May 2, 2012

Definitive Proxy Statement

Filed March 6, 2012

File No. 001-14037

Dear Mr. Spirgel:

We received your comment letter dated July 26, 2012 on the above-referenced filings, which requests a response by August 9, 2012. Pursuant to our request on August 7 to Reid Hooper for a ten business day extension, we hereby confirm that we will respond to your comment letter on or before August 23, 2012.

Sincerely,

/s/ John J. Goggins
Name: John J. Goggins
Title: Executive Vice President and General Counsel, Moody’s Corporation

cc:	Raymond W. McDaniel, Jr., President and Chief Executive Officer, Moody’s Corporation
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP